Exhibit (e)

KKR ALTERNATIVE CORPORATE OPPORTUNITIES FUND

KKR ALTERNATIVE CORPORATE OPPORTUNITIES FUND P

DIVIDEND REINVESTMENT PLAN

Introduction

This Dividend Reinvestment Plan (“Plan”) for KKR Alternative Corporate Opportunities Fund and KKR Alternative Corporate Opportunities Fund P (the “Closed-End Funds”) permits a holder of the Fund’s common shares of beneficial interest (each, a “Common Share” and, collectively “Common Shares”) to elect to participate in the Plan (i.e., “opt-in”) (each, a “Participant” and collectively, “Participants”).  For any Participant, dividends and/or distributions on such Shareholder’s Common Shares will be reinvested by DST Systems, Inc. (“Dividend Disbursing Agent”), as agent for Shareholders in administering the Plan, in additional Common Shares, as set forth below. Participation in the Plan is completely voluntary, and may be terminated or resumed at any time without penalty by notice if received and processed by the Dividend Disbursing Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on a Shareholder’s behalf and may re-invest that cash in additional Common Shares. If a Shareholder wishes for all dividends declared on its Common Shares to be automatically reinvested pursuant to the Plan, such Shareholder should contact its broker.

Plan Details

1. The Dividend Disbursing Agent will open an account for each holder of Common Shares under the Plan in the same name in which such holder of Common Shares is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Common Shares. The Common Shares will be acquired by the Dividend Disbursing Agent for the Participants’ accounts through receipt of additional unissued but authorized Common Shares from the Fund (“Newly Issued Common Shares”).  Participants may elect to reinvest both dividends and capital gain distributions; receive dividends in cash and reinvest capital gain distributions; or receive both dividends and capital gain distributions in cash.

2. Newly Issued Common Shares will be issued at their net asset value (“NAV”) determined on the valuation date fixed by the Board of Trustees of each Closed-End Fund for such distribution.  It is contemplated that the Fund will pay quarterly dividends.

3. The Dividend Disbursing Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Common Shares in the account of each Participant will be held by the Dividend Disbursing Agent on behalf of the Participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Dividend Disbursing Agent will forward all proxy solicitation materials to Participants and vote proxies for shares held under the Plan in accordance with the instructions of the Participants.

4. In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Dividend Disbursing Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.

5. There will be no charges with respect to Common Shares issued directly by the Fund. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

6. The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

7. All correspondence or questions concerning the Plan should be directed to the Dividend Disbursing Agent, DST Systems, Inc., by telephone, (855) 859-3943, or in writing to:

DST Systems, Inc.

P.O. Box 219284

Kansas City, MO 64121-9284